Exhibit 8.2

Internal Revenue Service	Department of the Treasury Washington, DC 20224

Index Number: 562.00-00, 856.00-00

Gregory A. Falk Chief Financial Officer Jones Lang LaSalle Income Property Trust, Inc. 200 East Randolph Drive Chicago, Illinois 60601	Person To Contact: Julanne Allen, ID No. 1001878792 Telephone Number: (202) 622-3920 Refer Reply To: CC:FIP:B01 PLR-150004-11 Date: August 2, 2012

Taxpayer	=	Jones Lang LaSalle Income Property Trust, Inc. (EIN 20-1432284)

State	=	Maryland

Date 1	=	December 31, 2004

Advisor	=	LaSalle Investment Management, Inc.

Date 2	=	December 2004

Sponsor	=	Jones Lang LaSalle Incorporated

A	=	10 million

Date 3	=	September 30, 2011

B	=	501.8 million

C	=	36

D	=	12

E	=	1

Date 4	=	November 14, 2011

F	=	4,147,140

G	=	1,765

H	=	50 million

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I	=	20

J	=	600 million

K	=	25

L	=	3.5

M	=	1/365th

N	=	0.50

O	=	0.55

p	=	1.25

Q	=	7

R	=	10

Dear Mr. Falk:

This is in reply to a letter dated December 2, 2011, and subsequent correspondence, requesting rulings on behalf of Taxpayer. You have requested rulings that: (1) the differences in distributions on the three classes of shares of common stock attributable to different fee and class-specific expense allocations (as described below), including different performance fees determined through application of the same performance fee formula, will not result in such distributions being treated as preferential dividends within the meaning of section 562(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, Taxpayer will be entitled to deduct all dividends that it pays to its stockholders pursuant to sections 561(a) and 857, provided Taxpayer otherwise meets the conditions of those sections and (2) the adoption of the three classes of common stock with different fee and class-specific expense allocations described below will not affect the classification of Taxpayer as a real estate investment trust (“REIT”) under section 856.

FACTS

Taxpayer is a corporation organized under the laws of State and elected to be taxed as a REIT for its taxable year ended Date 1. Taxpayer is externally managed by Advisor.

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Previously, shares of a single class of common stock of Taxpayer were issued to “accredited investors” in a private offering that was exempt from registration under the Securities Act of 1933. The first of several closings occurred in Date 2, on which date an affiliate of Sponsor purchased $A in shares of Taxpayer’s common stock. Through Date 3, Taxpayer raised an aggregate of approximately $B in gross proceeds through the private offering of shares of its common stock to unaffiliated investors.

Taxpayer owns and manages a diversified portfolio of retail, office, industrial and multifamily properties located primarily in the United States. As of Date 3, Taxpayer’s real estate portfolio was composed of interests in C properties located in D states and E property in Canada.

In order to raise additional capital to grow Taxpayer’s real estate portfolio, reduce its leverage and provide liquidity to existing investors, Taxpayer has filed a registration statement on Form S-11 to offer and sell to the public two new classes of shares of common stock, the Class A shares (“Class A Shares”) and the Class M shares (“Class M Shares”) (the “Public Offering”).

As of Date 4, Taxpayer had F shares of common stock outstanding, held by a total of G stockholders, and no other class of common stock outstanding. Prior to the commencement of the new offering, Taxpayer expects that Sponsor will purchase approximately $H of shares of Taxpayer’s common stock. The currently outstanding shares of common stock will be reclassified as Class E shares (“Class E Shares”). Once the offering of Class A Shares and Class M Shares commences, Taxpayer will not issue additional Class E Shares.

Class A Shares will be available to any investor meeting the minimum suitability standards. Class M Shares will be available for purchase in the offering only (i) through fee-based programs, also known as wrap accounts, of investment dealers, (ii) through participating broker-dealers that have alternative fee arrangements with their clients, (iii) through certain registered investment advisors, (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (v) by endowments, foundations, pension funds and other institutional investors or (iv) by Taxpayer’s executive officers and directors and their immediate family members, as well as officers and employees of Taxpayer’s advisor or other affiliates and their immediate family members, and, if approved by the Taxpayer’s board of directors, joint venture partners, consultants and other service providers.

None of the shares of any class will be listed on a securities exchange. Instead, Class A Shares and Class M Shares will be offered for sale on a daily basis at the net asset value (“NAV”) for shares of such class plus, with respect to Class A Shares, applicable selling commissions and will be repurchased by Taxpayer at the NAV for such share class. Subject to certain limitations, the share repurchase plan is intended to allow holders of Class A Shares and Class M Shares to request that Taxpayer

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repurchase their shares in an amount up to approximately l% of Taxpayer’s NAV per year after such shares have been outstanding for at least one year. In addition, until Taxpayer’s total NAV has first reached $J, repurchases of shares of all classes in the aggregate may not exceed K% of the gross proceeds Taxpayer receives from the commencement of the Public Offering through the last day of the prior calendar quarter.

Class E Shares are not eligible for repurchase but will automatically convert to Class M Shares one year after the offering commencement date for the Class A and Class M Shares. After the Class E Shares convert to Class M Shares, they will be eligible for repurchase, subject to the one year waiting period.

Class A Shares will be subject to a selling commission (“Selling Commission”) of L%, to the extent not otherwise waived or reduced and paid directly by the shareholder, in addition to the NAV for such shares. No Selling Commission will be charged with respect to the Class M Shares. Given that no new Class E Shares will be offered in the Public Offering, no Selling Commission will be charged with respect to the Class E Shares.

The distribution fee (“Distribution Fee”) paid to Dealer Manager compensates broker-dealers for distribution services relating to Class A Shares and may be reallowed to participating broker-dealers selling Class A Shares. Class A Shares will be allocated Distribution Fees, which are a daily accrual of M of N% of the NAV of the Class A Shares for such day. No Distribution Fees will be paid with respect to, or allocated to, the Class M Shares. Given that no new Class E Shares will be offered in the Public Offering, no Distribution Fees will be paid with respect to the Class E Shares.

The dealer manager fee (“Dealer Manager Fee”) is paid to the dealer manager in consideration of the distribution, marketing and stockholder services the dealer manager provides to Taxpayer in connection with the continuous offerings. A portion of the Dealer Manager Fee may be reallowed to participating broker-dealers as payment to the participating broker-dealers based on certain asset thresholds of shares under management, to compensate the participating broker-dealers for their role in distributing and marketing Taxpayer’s shares and for providing services to those stockholders who invest through that particular broker-dealer, thus saving the dealer manager that expense. Class A Shares and Class M Shares will be allocated dealer manager fees calculated at the same rate, which are a daily accrual of M of 0% of the NAV of the share class for such day. Given that no new Class E Shares will be offered, no Dealer Manager Fees will be paid with respect to, or allocated to, Class E Shares.

The advisory fee (“Advisory Fee”) is paid to Advisor for implementing Taxpayer’s investment strategy and managing its day-to-day operations. There are two components of the Advisory Fee. The fixed component is allocated to all classes, which is a daily accrual of M of P% of the NAV of the share class for such day. The performance component is determined with respect to each class applying the same formula, i.e., if the total return for a particular class for a particular year exceeds Q%, the Advisor will be paid R% of such excess. Class-specific expenses may cause a performance fee to be payable with respect to some but not all classes in a given year.

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Each share class may be allocated and pay a different share of fees and expenses (such as transfer agent fees and any other class-specific fees and expenses disclosed in a supplement or amendment to the Registration Statement and incorporated into Taxpayer’s charter by reference) that are actually incurred in different amounts for each class of shares, but there will be no class-specific fees and expenses related to the management of Taxpayer’s assets. Each class of shares may have a different NAV per share because of the differing allocations of class-specific expenses. Such allocations will also result in different amounts of distributions being paid with respect to shares of different classes. All other fees and expenses, i.e., non-class specific fees and expenses, will be allocated to all classes of shares based on relative class NAVs.

LAW AND ANALYSIS

Section 857(a)(1) of the Code requires, in part, that a REITs deduction for dividends paid for a tax year (as defined in section 561, but determined without regard to capital gains dividends) equal or exceed 90% of its REIT taxable income for the tax year (determined without regard to the deduction for dividends paid and by excluding any net capital gain).

Section 561(a) defines the deduction for dividends paid, for purposes of section 857, to include dividends paid during the taxable year.

Section 561(b) applies the rules of section 562 for determining which dividends are eligible for the deduction for dividends paid under section 561(a).

Section 562(c) provides that the amount of any distribution will not be considered as a dividend for purposes of computing the dividends paid deduction under section 561 unless the distribution is pro rata. The distribution must not prefer any shares of stock of a class over other shares of stock of that same class. The distribution must not prefer one class of stock over another class except to the extent that one class is entitled (without reference to waivers of their rights by stockholders) to that preference. Section 1.562-2 of the Income Tax Regulations provides that a corporation will not be entitled to a deduction for dividends paid with respect to any distribution upon a class of stock if there is distributed to any shareholder of such class (in proportion to the number of shares held by him) more or less than his pro rata part of the distribution as compared with the distribution made to any other shareholder of the same class. Nor will a corporation be entitled to a deduction for dividends paid in the case of any distribution upon a class of stock if there is distributed upon such class of stock more or less than the amount to which it is entitled as compared with any other class of stock. A preference exists if any rights to preference inherent in any class of stock are violated. The disallowance, where any preference in fact exists, extends to the entire amount of the distribution and not merely to a part of such distribution.

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Accordingly, based on the above facts and circumstances, we conclude that the differences in distributions on the three classes of shares of common stock attributable to different fee and class-specific expense allocations, including different performance fees determined through application of the same performance fee formula, will not result in such distributions being treated as preferential dividends within the meaning of section 562(c) of the Code, and, therefore, Taxpayer will be entitled to deduct all dividends that it pays to its stockholders pursuant to sections 561(a) and 857, provided Taxpayer otherwise meets the conditions of those sections. Furthermore, the adoption of the three classes of common stock with different fee and class-specific expense allocations described above will not affect the qualification of Taxpayer as a REIT.

Except as specifically ruled upon above, no opinion is expressed concerning any federal income tax consequences relating to the facts herein under any other provision of the Code. Specifically, we do not rule whether Taxpayer otherwise qualifies as a REIT under part II of subchapter M of Chapter 1 of the Code. Furthermore, no opinion is expressed concerning the accuracy of the NAV of Taxpayer’s stock for purposes of subchapter M.

This ruling is directed only to the taxpayer requesting it. Taxpayer should attach a copy of this ruling to each tax return to which it applies. Section 6110(k)(3) of the Code provides that this ruling may not be used or cited as precedent.

In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

Sincerely,

/S/ DIANA IMHOLTZ
Diana Imholtz
Branch Chief, Branch 1
(Financial Institutions & Products)